Resolution Relating to Woori Bank’s Dividend Payment

On February 9, 2010, the Board of Directors of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., passed a resolution recommending cash dividends of KRW800 per preferred share and KRW 330 per common share. The record date is December 31, 2009.

Key Details

(Unit: in KRW)

Items	FY 2009
Dividend per common share	330

Dividend per preferred share	800

Total dividend amount	286,148,877,407

• The dividend is expected be paid within one month from the date of approval at the annual general meeting of shareholders of Woori Bank, which is scheduled to be held on March 25, 2010.
- The above details are subject to change pending approval at the annual general meeting of shareholders of Woori Bank.